UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

ASPEN TECHNOLOGY, INC.
(Name of Subject Company (Issuer))

EMERSUB CXV, INC.
a wholly owned subsidiary of

EMERSON ELECTRIC CO.
(Names of Filing Persons (Offeror))

EMR HOLDINGS, INC.
EMR WORLDWIDE INC.
EMR US HOLDINGS LLC
(Names of Filing Persons (Other Persons))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

29109X106
(Cusip Number of Class of Securities)

Michael Tang
Senior Vice President, Secretary & Chief Legal Officer
Emerson Electric Co.
8027 Forsyth Boulevard
St. Louis, MO 63105
314-553-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Phillip R. Mills
Cheryl Chan
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed by Emersub CXV, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), Emerson Electric Co., a Missouri corporation (“Parent”), EMR Holdings, Inc., a Delaware corporation, EMR Worldwide Inc., a Delaware corporation, and EMR US Holdings LLC, a Delaware limited liability company, on February 10, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Aspen Technology, Inc., a Delaware corporation (“AspenTech”), at a price per Share of $265.00, net to the seller in cash, without interest (the “Offer Price”), and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 10, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii) of the Schedule TO respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, and is supplemented by the information specifically provided herein. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Item 1 through 9, Item 11 and Item 13.

Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in the section entitled “1. Background of the Offer; Contacts with AspenTech” beginning on page 11 of the Offer to Purchase is amended and supplemented by adding the following at the end:

“On February 7, 2025, Elliott Investment Management L.P. (“Elliott”) issued a public statement regarding the proposed transaction between Parent and AspenTech, stating that it disagreed with AspenTech’s decision to support the Offer by Parent and that the Offer was opportunistic and substantially undervalued AspenTech. In the statement, Elliott also stated that it had no intention of tendering its Shares at the Offer Price. Previously on December 23, 2024, AspenTech notified Parent of a letter Elliott had sent to the Special Committee on December 20, 2024, which stated that Elliott believed Parent’s proposal in the Initial Letter undervalued AspenTech, and that Elliott had notified AspenTech of filings it had made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) for the acquisition of Shares by Elliott. On the same day, representatives of Skadden provided a copy of such letter and HSR Act notices received from Elliott to representatives of Davis Polk. Such filings under the HSR Act by Elliott required Parent, in its capacity as the ultimate parent entity of AspenTech under the HSR Act, to make relevant filings under the HSR Act. On January 6, 2025, AspenTech, on behalf of Parent, made filings under the HSR Act in respect of Elliott’s acquisition of Shares. On January 21, 2025, the applicable waiting period for the filings AspenTech made on behalf of Parent under the HSR Act in respect of Elliott’s acquisition of Shares expired. On February 10, 2025, following the commencement of the Offer, Parent issued a public statement that the Offer Price was Parent’s best and final price which was actively negotiated over a period of almost three months between Parent and the Special Committee. On February 19, 2025, Elliott issued a public statement that the proposed transaction was unfair to minority stockholders and that it intended to pursue all appropriate remedies against Parent.”

The information set forth in the section entitled “24. Certain Legal Matters; Regulatory Approvals—Legal Proceedings Relating to the Tender Offer” beginning on page 70 of the Offer to Purchase is amended and restated as follows (deletions are struck through and additions are underlined):

“As of February ~~21~~ 27, 2025, ~~three~~ four complaints have been filed in state court relating to the Merger.

On February 18, 2025, a purported stockholder of AspenTech filed a lawsuit in the Middlesex County Superior Court in Massachusetts against AspenTech, its directors, Parent and Purchaser, captioned Melissa Latham v. Patrick Antkowiak, et al., No. 2581CV00405 (the “Latham Complaint”). On February 19, 2025, a purported stockholder of AspenTech filed a lawsuit in the Supreme Court of the State of New York against AspenTech and its directors, captioned William Johnson v. Aspen Technology, Inc., et al., No. 650963/2025 (the “Johnson Complaint”). On February 20, 2025, a purported stockholder of AspenTech filed a lawsuit in the Supreme Court of the State of New York against AspenTech and its directors, captioned Michael Kent v. Aspen Technology, Inc., et al., No. 650988/2025 (the “Kent Complaint”). On February 25, 2025, a purported stockholder of AspenTech filed a lawsuit in the Court of Chancery of the State of Delaware against AspenTech, captioned Kevin Barnes v. Aspen Technology, Inc., No. 2025-0210 (the “Barnes Complaint”).

The Latham Complaint alleges, among other things, (i) that the Transactions are unfair to the plaintiff and other AspenTech investors; (ii) that AspenTech’s directors were motivated by self-interest to cause AspenTech to be sold for inadequate consideration and pursuant to an unfair process; (iii) that AspenTech’s financial advisors were conflicted; and (iv) that the Schedule 14D-9 and the Offer to Purchase issued in connection with the Merger misrepresent and/or omit material facts. The Latham Complaint asserts claims against all defendants for (i) negligent misrepresentation and non-disclosure under Massachusetts common law and (ii) negligence in violation of Massachusetts common law.

The Latham Complaint seeks, among other things, (i) a declaration that the defendants negligently misrepresented and omitted and/or concealed material facts in the Schedule 14D-9 and the Offer to Purchase in violation of Massachusetts common law; (ii) a declaration that the defendants were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate truthfully and completely in the Schedule 14D-9 and the Offer to Purchase that the defendants distributed to the plaintiff in connection with soliciting and recommending that plaintiff tender his shares; (iii) enjoinment of the consummation of the Offer and, if it is consummated, rescission of the Offer; and (iv) an award of interest, attorney’s fees, expert fees and other costs in an amount to be determined.

The Johnson Complaint and the Kent Complaint allege, among other things, that the defendants filed a materially incomplete and misleading recommendation statement on the Schedule 14D-9. The Johnson Complaint and the Kent Complaint assert claims against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law and (ii) negligence in violation of New York common law.

The Johnson Complaint and the Kent Complaint seek, among other things, (i) enjoinment of the defendants, and all those acting in concert with the defendants, from consummating the Transactions until such time, as any, that the directors of AspenTech have exercised reasonable care and competence and have undertaken all appropriate and available methods to communicate truthfully and completely in the Schedule 14D-9, disclosing the material information which the plaintiff alleges has been omitted from the Schedule 14D-9; (ii) in the event the Transactions are consummated, rescinding it or awarding actual and punitive damages to plaintiff; and (iii) awarding plaintiff fees and expenses in connection with the litigation, including reasonable attorneys’ and experts’ fees and expenses.

The Barnes Complaint asserts a claim under Section 220 of the DGCL. The Barnes Complaint seeks, among other things, (i) an order requiring AspenTech to produce to plaintiff the books and records identified by plaintiff; and (ii) an award of costs and expenses incurred in this action, including reasonable attorneys’ fees.

Parent and Purchaser believe the claims asserted in the complaints are without merit.

Additional lawsuits may be filed against AspenTech, the AspenTech Board, Parent and/or Purchaser in connection with the Transactions, the Schedule 14D-9 and the Offer to Purchase. If additional similar complaints are filed, absent new or different allegations that are material, Parent and Purchaser will not necessarily announce such additional filings.

As of the date of this Offer to Purchase, AspenTech has received demand letters from ~~five~~ several purported stockholders relating to books and records requests pursuant to ~~DGCL~~ Section 220 of the DGCL, ~~and~~ demand letters from ~~seven~~ several purported stockholders related to alleged disclosure deficiencies in the Schedule 14D-9 and a demand for appraisal pursuant to Section 262 of the DGCL. No assurances can be made as to the outcome of such demands or other actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2025

EMERSON ELECTRIC CO.
By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Assistant Secretary

EMR HOLDINGS, INC.
By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Secretary

EMR WORLDWIDE INC.
By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	President and Secretary

EMR US HOLDINGS LLC
By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Authorized Signatory

EMERSUB CXV, INC.
By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Secretary